Exhibit 1

                              Allergan:
                              Investor Relations: Jeff Edwards 714-246-4636 Media Relations: Ira Haskell 714 246-4515
                              XOMA:
                              Ellen Martin 510-644-1170 or 1-800-BIO-XOMA
                              Thomson IR: Juliane Snowden or Tariq Jawad
                              212-510-9346 XOMA home page @
                              http://www.xoma.com

XOMA LICENSES TO ALLERGAN USE OF RECOMBINANT BPI IN
COMBINATION ANTI-INFECTIVE OPHTHALMIC PRODUCTS
Antibiotic-Resistant Bacteria Targeted

Berkeley and Irvine, CA -- June 28, 1999 -- XOMA Ltd. (Nasdaq: XOMA) and Allergan (NYSE: AGN) today announced a licensing agreement under which Allergan will have exclusive rights to use XOMA's recombinant BPI ("rBPI") in combination with other anti-infectives in products to treat ophthalmic infections. BPI, bactericidal/permeability-increasing protein, is a naturally occurring human host-defense protein with multiple anti-infective properties and XOMA's primary drug development platform.

"XOMA's rBPI in combination with Allergan's anti-infectives may offer an important new approach to developing products that meet the clinical need for novel weapons against ophthalmic infections," said David E. I. Pyott, President and Chief Executive Officer of Allergan. "A number of pathogenic bacterial strains are showing increased resistance to currently available antibiotics, creating growing concern among the medical community. Allergan intends to address this need by developing products that make use of rBPI's synergy with antibiotics, including potential use against resistant strains of bacteria."

Under the terms of the agreement, XOMA will receive an upfront payment and additional payments upon achievement of certain milestones totaling $11 million. In addition, Allergan will pay all future development costs for any products developed under this agreement. XOMA will be entitled to future royalties on net sales worldwide of Allergan's anti-infective products that include rBPI. Lastly, the relationship includes a product supply agreement, whereby a XOMA affiliate will manufacture rBPI for Allergan.

"We are pleased to have signed our first rBPI collaboration, and delighted that Allergan is our partner," said Jack Castello, Chairman, President and CEO of XOMA. "Allergan represents an ideal collaborative partner for us in ophthalmology. They have shown a willingness to make a significant financial commitment not only in payments to XOMA, but also in future product development spending. More importantly, they have a track record of developing products that are successful in the marketplace. They have a number of established product lines backed by a solid worldwide marketing and sales infrastructure."

XOMA has been researching ophthalmic applications of BPI since 1995 under its I-PREX(TM) topical rBPI ophthalmic program. Preclinical studies at XOMA originally demonstrated rBPI21's


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antibacterial and anti-angiogenic activities. Formulations of rBPI21 were also shown to be active in additional studies done in collaboration with Dr. Mark Abelson and associates at the Schepen's Eye Research Institute, an affiliate of the Harvard Medical School. Formulations of rBPI21 have also been shown by XOMA scientists and outside collaborators to act synergistically with all major classes of antibiotics against many strains of antibiotic-resistant bacteria.

XOMA Ltd. develops and manufactures biopharmaceuticals at facilities located in Berkeley and Santa Monica, California. Medical targets include bacterial and fungal infections, infectious complications, such as those that may follow trauma or surgery, immunologic and inflammatory disorders. In addition to its ongoing I-PREX(TM) program, XOMA has several BPI-derived products in development. NEUPREX(R), a systemic anti-infective product is in Phase III trials for two indications. Antifungal (Mycoprex(TM)) and antiangiogenic compounds are in preclinical development. BPI was discovered in white blood cells by Peter Elsbach, MD, and Jerrold Weiss, PhD, at New York University School of Medicine (NYU) in 1978. XOMA has collaborated with NYU since 1991 to extend and apply BPI-related research to pharmaceutical development.

Allergan, headquartered in Irvine, California, is a technology-driven, global health care company, providing eye care and specialty pharmaceutical products worldwide. Allergan develops and commercializes products in eye care, pharmaceutical, ophthalmic surgical device, over-the-counter contact lens care, movement disorder and dermatological markets that deliver value to customers, satisfy unmet medical needs and improve patients' lives.

Any of the above statements that refer to estimated or anticipated future results, such as statements regarding product development and future product marketing and sales, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements reflect each company's current analysis of existing trends and information. Actual results could differ from current expectations based on a number of factors, including changing competitive, regulatory and market conditions, the timing and uncertainty of the results of both research and development and regulatory processes; uncertainties regarding the legal standards applicable to biotechnology and pharmaceutical patents; actions by the U.S. Food and Drug Administration or the U.S. Patent and Trademark Office; and performance, including the approval, introduction and consumer acceptance, of new products. Actual results could differ materially from those projected in this release. As a result, the reader is cautioned not to rely on these forward-looking statements. Allergan and XOMA each disclaim any intent or obligation to update these forward-looking statements.

Additional information concerning these factors can be found in news releases as well as in each company's public periodic filings with the Securities and Exchange Commission, including XOMA's 1998 Form 10-K and the discussion under the heading "Certain Factors and Trends Affecting Allergan and Its Businesses" in Allergan's 1998 Form 10-K as well as other SEC filings. Allergan's filings are available publicly and upon request from Allergan's Investor Relations
Department: 714-246-4636 or http://www.allergan.com. XOMA's filings are available publicly, at http://www.xoma.com, and upon request from XOMA Investor
Relations: 510 644 1170.